August 23, 2024

David Chuang
Principal Executive Officer
FST Corp.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

David Chuang
Chief Executive Officer
Femco Steel Technology Co., Ltd.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

       Re: FST Corp.
           Amendment No. 1 to
           Registration Statement on Form F-4
           Filed August 6, 2024
           File No. 333-280879
Dear David Chuang and David Chuang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4 Filed August 6, 2024 Cover Page

1. Please revise your registration statement cover page to state the address, including zip
       code, and telephone number, including area code, of FST Corp.   s
principal executive
       office.
 August 23, 2024
Page 2

2. Please revise your prospectus cover page to state whether the Chenghe Board or the New
       SPAC Sponsor received a report, opinion, or appraisal referred to in
Item 1607(a) of
       Regulation S-K. Refer to Item 1604(a)(1) of Regulation S-K.
3.     We note your disclosures about the amount of securities issued to the
New SPAC
       Sponsor. Please revise to state the amount of compensation received or to be received by the New SPAC Sponsor, its affiliates, and promoters in connection with the Business
       Combination. Revise to state whether this compensation may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the Business Combination. Finally, provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item 1604(a)(3) of Regulation S-K.
4.     We note your disclosures under    Conflicts of Interest.    Please state
whether there may be
       any actual or potential material conflict of interest arising from the manner in which
       Chenghe compensates the New SPAC Sponsor or the manner in which the New SPAC
       Sponsor compensates its officers and directors. Further, state whether there may be any actual or potential material conflict of interest between, on the one hand, the target
       company officers or directors and, on the other hand, Chenghe   s
unaffiliated shareholders.
       Further, we note your disclosure that    the Sponsors, Chenghe   s
directors and officers have
       interests in the Business Combination that are different from, or in addition to, the
       interests of the shareholders.    Please revise to clarify if this
refers to unaffiliated SPAC
       shareholders. Finally, please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item
       1604(a)(4) of Regulation S-K.
Questions and Answers about the Business Combination and the Extraordinary General Meeting
What shareholder vote thresholds are required for the approval of each proposal brought before the Extraordinary General Meeting?, page 33

5. Revise your disclosure to state whether or not the Business Combination is structured so that approval of at least a majority of SPAC's unaffiliated security holders is required.
       Refer to Item 1606(c) of Regulation S-K.
Summary of Registration Statement/Proxy Statement, page 36

6. Please include a brief description of the background of the Business Combination. Refer to Item 1604(b)(1) of Regulation S-K.
7. In a tabular format, please provide the terms and amount of the compensation received or to be received by the New SPAC Sponsor, its affiliates, and promoters in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Chenghe to the New SPAC Sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the Business
       Combination or any related financing transaction. Outside of the table, please provide the extent to which that compensation and securities issuance has resulted or may result in a
       material dilution of the equity interests of Chenghe   s non-redeeming
shareholders. Refer
       to Item 1604(b)(4) of Regulation S-K.
 August 23, 2024
Page 3
The Business Combination
Sources and Uses of Funds for the Business Combination, page 38

8. Please revise to disclose the anticipated liquidity position of CayCo following the
       Business Combination, including the amount of cash on hand CayCo expects to have following potential shareholder redemptions and the payment of expenses related to the
       Business Combination.
Redemption Rights, page 47

9. We note your disclosure on page 188 that Chenghe may extend the time period to complete the Business Combination until October 27, 2024, subject to additional extension deposits each month. Please revise to disclose whether Chenghe s shareholders may redeem their shares in connection with any proposal to extend the time period.
Interests of Certain Persons in the Business Combination, page 49

10. Please revise to provide a brief description of any actual or potential material conflict of interest between the target company officers or directors and Chenghe
s unaffiliated
       shareholders. Further, we note your disclosure that    the Sponsors,
SPAC   s directors and
       officers have interests in the Business Combination that are different from, or in addition
       to, those of other SPAC Shareholders.    Please revise to clarify if
this refers to unaffiliated
       SPAC shareholders. Refer to Item 1604(b)(3) of Regulation S-K. Recommendations of SPAC's Board of Directors to SPAC Shareholders
Reasons for the Approval of the Business Combination and Recommendations, page
49

11.    We note your cross-reference to the section entitled    SPAC Shareholder
Proposal No. 1
           The Business Combination Proposal     SPAC Board   s Reasons for the
Approval of
       the Business Combination and Recommendations    for the material factors
that Chenghe
       Board considered. Please revise this section to briefly describe the material factors that the
       Chenghe Board considered in making this determination. Refer to Item 1604(b)(2) of
       Regulation S-K.
Extraordinary General Meeting of SPAC Shareholders
Recommendation to Shareholders, page 96

12. Please revise here and on pages 29 and 70 to describe any actual or potential material conflict of interest arising from the manner in which Chenghe compensates the New
       SPAC Sponsor or the manner in which the New SPAC Sponsor compensates its officers and directors. Further, please revise to describe any actual or potential material conflict of interest between the target company officers or directors and Chenghe
s unaffiliated
       shareholders. Finally, we note your disclosure that    the Sponsors,
SPAC   s directors and
       officers have interests in the Business Combination that are different from, or in addition
       to, those of other SPAC Shareholders.    Please revise to clarify if
this refers to unaffiliated
       SPAC shareholders. Refer to Item 1603(b) of Regulation S-K.
 August 23, 2024
Page 4
Background of the Business Combination, page 103

13. Please revise to provide a reasonably detailed discussion of the reasons of the target company for engaging in the Business Combination. Refer to Item 1605(b)(3) of
       Regulation S-K.
SPAC Shareholder Proposal No. 1 - The Business Combination Proposal, page 103

14. Please revise your disclosure here or elsewhere as appropriate to discuss both the benefits and detriments of the Business Combination transaction and any related financing transactions on Chenghe, its affiliates and unaffiliated shareholders, the New SPAC
       Sponsor and its affiliates, and the target company and its affiliates. The benefits and detriments of the Business Combination must be quantified to the extent practicable.
       Refer to Item 1605(c) of Regulation S-K.
SPAC Board's Reasons for the Approval of the Business Combination and Recommendations, page 110

15. State whether or not a majority of the directors (or members of similar governing body)
       who are not employees of Chenghe has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the
       Business Combination and/or preparing a report concerning the approval of the Business
       Combination. Refer to Item 1606(d) of Regulation S-K.
Summary of Financial and Valuation Analyses of FST, page 115

16. We note your financial statements were prepared in accordance with U.S. GAAP. We also note your disclosure the historical financial information of FST used by FST as the base for the projection was prepared using International Financing Reporting Standards. Please revise or disclose the impact of using two different accounting standards.
17. We note your revisions in response to prior comment 1 and reissue in part. We note that you deleted the reference to plant capacity utilization rate improving
under    Estimation of
       Operating Expenses    on page 117. However, your other disclosures still
discuss that your
       plant capacity utilization rate will improve under    Estimation of
Costs of Goods
       Manufactured    and    Estimation of Capital Expenditures.    Please
revise to address the part
       of that comment requesting disclosure if this relates to the land and buildings you recently purchased in Minxiong Township of Chiayi County, Taiwan, as disclosed on page 208, or advise.
Interests of Certain Persons in the Business Combination, page 120

18. Please revise to disclose any material interests in the Business Combination held by the target company's officers or directors that consist of any interest in, or affiliation with, the
       New SPAC Sponsor or Chenghe. Refer to Item 1605(d) of Regulation S-K. Material U.S. Federal Income Tax Considerations, page 147

19. Please revise to expand this section to address the federal income tax consequences of the
       Business Combination to the target company and its security holders. In this regard, we note the current tax discussion is focused on Chenghe and its security holders.
       Additionally, please revise the prospectus throughout accordingly. Refer to Item
 August 23, 2024
Page 5

       1605(b)(6) of Regulation S-K.
Business of SPAC and Certain Information About SPAC
Sponsor Sale and the New SPAC Sponsor
Conflicts of Interest, page 176

20. Please revise to disclose whether Chenghe Acquisition II Co. is still searching for a target.
       Further, we note your disclosure here and throughout the filing that Richard Qi Li currently serves as director and chief executive officer of HH&L Acquisition Co. but that
       NYSE delisted HH&L   s securities for failing to timely consummate a
business
       combination. Please revise the filing to clarify if HH&L has been liquidated and Richard
       Qi Li   s current role at HH&L. Finally, please address, as applicable, any extensions of
       Chenghe Acquisition II Co., Chenghe Acquisition Co., and HH&L and redemption levels experienced by those companies in connection with any extension request and/or business combination.
21. Please revise to disclose the material roles and responsibilities of the New SPAC Sponsor
       in directing and managing Chenghe   s activities. Refer to Item
1603(a)(4) of Regulation S-
       K.
22. Please revise to disclose the nature (e.g., cash, shares of stock, warrants and rights) and amounts of all compensation that has been or will be awarded to, earned by, or paid to the
       New SPAC Sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities to Chenghe and its affiliates. Disclose any circumstances or arrangements under which the New SPAC Sponsor, its affiliates, and promoters, directly
       or indirectly, could transfer ownership of Chenghe   s securities, or
that could result in the
       surrender or cancellation of such securities. In addition, disclose the amounts of any reimbursements to be paid to the New SPAC Sponsor, its affiliates, and any promoters upon the completion of the Business Combination. Refer to Item 1603(a)(6) of Regulation
       S-K.
23. We note your disclosure that the New SPAC Sponsor is wholly owned by Chenghe Group
       Limited, which is wholly owned by Richard Qi Li. Please revise to disclose, as of the most recent practicable date, the persons who have indirect material interests in the New
       SPAC Sponsor, as well as the nature and amount of their interests. Refer to Item
       1603(a)(7) of Regulation S-K.
Lock-Up Agreement, page 178

24. We note your disclosures about the Lock-Up Agreement, filed as Annex E. Disclose, in a tabular format to the extent practicable, the material terms of this and any agreement, arrangement, or understanding regarding restrictions on whether and when the New SPAC
       Sponsor and its affiliates may sell Chenghe   s securities, including
the date(s) on which the
       agreement, arrangement, or understanding may expire; the natural persons and entities subject to such an agreement, arrangement, or understanding; any exceptions under such an agreement, arrangement, or understanding; and any terms that would result in an earlier expiration of such an agreement, arrangement, or understanding. Refer to Item
       1603(a)(9) of Regulation S-K.
 August 23, 2024
Page 6
Directors and Executive Officers, page 182

25.    We note your disclosures that Chenghe   s officers and directors serve
on other companies.
       Please revise to briefly describe the fiduciary duties of each officer and director to other companies to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.
Comparison of Rights of CayCo Shareholders and Chenghe Shareholders, page 269

26. Please provide an explanation of any material differences in the rights of the target company security holders as compared with CayCo security holders. Refer to Item
       1605(b)(4) of Regulation S-K.
Certain Relationships and Related Transactions, page 272

27. Please update this section to include information for the period since the beginning of your preceding three financial years up to the date of the registration statement. Refer to
       Item 7.B of Form 20-F.
Beneficial Ownership of FST Shares Prior to the Business Combination, page 277

28.    Refer to the line item in the table that states    [a]ll officers and
directors as a group (6
       individuals and entities) holds 29,805,501 FST Shares. This appears inconsistent with footnote 4, which states [a]ll officers and directors as a group (8 individuals) holds
       29,735,301 FST Shares. Please revise to resolve this inconsistency. Beneficial Ownership of CayCo Securities After Business Combination, page 279

29. We note your revisions in response to prior comment 6 and reissue in part. We note your
       disclosure that    [a]ll officers and directors as a group
beneficially own 9,489,809 CayCo
       Ordinary Shares. However, it appears that this number does not include
Richard Qi Li   s
       beneficial ownership of 2,650,000 CayCo Ordinary Shares. Please revise to resolve this inconsistency.
Where You Can Find More Information, page 285

30.    We note your disclosure that    [a]ll information contained in this
Registration
       Statement/Proxy Statement relating to SPAC has been supplied by SPAC,
and    all ...
       information relating to FST, Merger Sub and CayCo has been supplied by
FST    and that
          [i]nformation provided by either SPAC or FST does not constitute any representation,
       estimate or projection of the other entity.    Because these statements
could be read as
       disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that SPAC or FST disclaim responsibility for any of the disclosures contained in the registration statement.
Part II Information Not Required in Prospectus
Item 21. Exhibits and Financial Statements Schedules
(a) Exhibits., page II-1

31. We note that the consents from Enrome LLP, auditor for Femco Steel Technology Co.,
       Ltd. and FST Corp., are more than 30 days old. Please have your auditor update these consents in your next amendment.
32.    Please refile Exhibits 10.6 and 10.7 as final signed agreements.
 August 23, 2024
Page 7

Exhibit 107 - Filing Fee Table, page II-2

33. We note that this exhibit includes 47,191,873 Ordinary Shares, 14,400,000 warrants and
       14,400,000 ordinary shares issuable upon the exercise of the warrants. However, this appears inconsistent with your prospectus cover page where you disclose that you are offering 61,591,873 Ordinary Shares, 14,400,000 warrants, and 14,400,000 ordinary shares issuable upon the exercise of the warrants. Please revise to resolve this discrepancy.
Exhibit 99.7 - Consent of Richard Qi Li to be named as a Director, page II-2

34.    We note that your exhibit index references    Richard Qi Li.    However,
this consent is
       signed by    Qi Li.    Please revise the filing or the exhibit to
clarify the correct legal name.
General

35. Please revise to include the Dilution Table and related disclosures as required by Item
       1604(c) of Regulation S-K.
36. In your next amendment, please include the missing bracketed information in the following sections, and update the disclosures as necessary:
           Sections titled    Conflicts of Interest    and    Interests of
Certain Persons in the
           Business Combination    throughout the prospectus.
           Risk factor titled,    SPAC Public Shareholders who redeem their
SPAC Public Shares
           may continue to hold the SPAC Public Warrants, which will result in additional dilution to non-redeeming SPAC Public Shareholders upon exercise on page 77.
37.    We note your response to prior comment 10 that    pursuant to Cayman
Islands law, the
       roles of principal executive officer . . . are not mandatory. Therefore, our sole director has signed the Registration Statement in the capacity authorized by the
Company.    However,
       we also note your revised disclosure that David Chuang signed on behalf of FST Corp. as a principal executive officer, in addition to his role as director. Please revise your registration statement to include the signature of David Chuang signing in his capacity as your principal executive officer and director, or advise. Further, please revise to provide
       the signature of the target company   s authorized representative in the
United States.
38. We note your revisions in response to prior comment 11 and reissue in part. In this regard, we note your disclosure on page 208 that certain of your leases expired on July 31, 2024 and August 1, 2024.
 August 23, 2024
Page 8

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Gary J. Ross
      Francis Chang